UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

09057234

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SEC Mail Processing Section
FEB 23 2009
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44281

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kenmar Securities Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 King Street, Suite 100
(No. and Street)

Rye Brook	New York	10573
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maureen D. Howley (914) 307-7030
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROCESSED
MAR 11 2009
THOMSON REUTERS

Arthur F. Bell, Jr. & Associates, L.L.C.
(Name – *if individual, state last, first, middle name*)

201 International Circle, Suite 400	Hunt Valley,	Maryland	21030
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maureen D. Howley, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Kenmar Securities Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY KATHLEEN FOYNES GAZA
Notary Public, State of New York
No. 02GA6012130
Qualified in Westchester County
Commission Expires Aug. 17, 2010

Signature

MAUREEN D. HOWLEY
SENIOR VICE PRESIDENT AND
CHIEF FINANCIAL OFFICER
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CFTC FORM 1-FR-IB (Part A) [0005] OMB No. 3038-0024

Name of Company:		Employer ID No:		NFA ID No:	
Kenmar Securities Inc.	0010	13-3434713	0020	0327366	0030
Address of Principal Place of Business:		Person to Contact Concerning This Report:			
900 King Street		Maureen D. Howley			0040
Suite 100		Telephone No:			
Rye Brook, NY 10573	0050	(914) 307-7030			0060

1. Report for the period beginning January 1, 2008 [0070] and ending December 31, 2008 [0080]

2. Type of report: [0090] [X] Certified [ ] Regular quarterly/semiannual

   [ ] Special call by: ____________ [ ] Other – Identify: ____________

3. Check whether [0095] [ ] Initial filing [ ] Amended filing

4. Name of IB's Designated Self-Regulatory Organization: National Futures Association [0100]

5. Name(s) of consolidated subsidiaries and affiliated companies:

Name		Percentage Ownership		Line of Business	
	0110		0120		0130
	0140		0150		0160
	0170		0180		0190
	0200		0210		0220
	0230		0240		0250

The introducing broker, or applicant for registration therefor, submitting this Form and its attachments and the person whose signature appears below represent that, to the best of their knowledge, all information contained therein is true, correct and complete. It is understood that all required items, statements and schedules are integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted. It is further understood that any intentional misstatements or omissions of facts constitute Federal Criminal Violations (see 18 U.S.C. 1001).

Signed this 17 day of February, 2009

Manual signature [signature]

Type or print name Maureen D. Howley

[ ] Chief Executive Officer [X] Sr. Vice President and Chief Financial Officer Corporate Title ____________

[ ] General Partner [ ] Sole Proprietor

AUTHORITY: Sections 4c, 4d, 4f, 4g, 5a, 8a, and 17 of the Commodity Exchange Act (7 U.S.C. §§ 6c, 6d, 6f, 6g, 7a, 12a, and 21)

KENMAR SECURITIES INC.

TABLE OF CONTENTS

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Kenmar Securities Inc.

We have audited the accompanying statement of financial condition of Kenmar Securities Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kenmar Securities Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in the notes to the financial statements, Kenmar Securities Inc. is a wholly-owned subsidiary and a member of a group of affiliated companies and, as described in the financial statements and notes thereto, has transactions and relationships with members of the group.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 through 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital and computation for determination of reserve requirements and information relating to possession or control requirements is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The NFA supplemental schedule-IB is supplementary information required by the rules of the National Futures Association. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 19, 2009

KENMAR SECURITIES INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS	
Cash and cash equivalents	$1,085,408
Service fees, sales commissions and redemption fees receivable	2,457
Prepaid expenses	37,799
Other assets	9,349
Total assets	$1,135,013
LIABILITIES	
Commissions payable	$ 186,689
Accrued expenses	27,795
Total liabilities	214,484
STOCKHOLDER'S EQUITY	
Common stock – $.10 par value; 1,000 shares authorized; 100 shares issued and outstanding	10
Retained earnings	920,519
Total stockholder's equity	920,529
Total liabilities and stockholder's equity	$1,135,013

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2008

REVENUE	
Service fees, sales commissions and redemption fees	$2,979,808
Selling agent fees	48,750
Interest income	7,708
Total revenue	3,036,266
EXPENSES	
Commissions	2,272,121
Regulatory and license fees	50,592
Professional fees	42,648
Other expenses	33,506
Total expenses	2,398,867
NET INCOME	$ 637,399

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2007	$ 10	$ 0	$ 758,120	$ 758,130
Net income for the year ended December 31, 2008		0	637,399	637,399
Capital distributions	0	0	(475,000)	(475,000)
Balance at December 31, 2008	$ 10	$ 0	$ 920,519	$ 920,529

See accompanying notes.

KENMAR SECURITIES INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from (for) operating activities:	
Net income	$ 637,399
Adjustments to reconcile net income to net increase in cash and cash equivalents:	
Changes in assets and liabilities:	
Decrease in service fees, sales commissions and redemption fees receivable	194,427
Increase in accrued expenses	7,495
Decrease in other assets	11,115
Increase in prepaid expenses	(6,538)
Increase in commissions payable	19,548
Net cash from operating activities	863,446
Cash flows (for) financing activities	
Capital distributions	(475,000)
Net increase in cash and cash equivalents	388,446
Cash and cash equivalents, beginning of year	696,962
Cash and cash equivalents, end of year	$1,085,408

See accompanying notes.

Note 1. GENERAL DESCRIPTION OF THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

A. General

Kenmar Securities Inc. (the "Company") is a Delaware corporation and a wholly-owned subsidiary of Kenmar Holdings Inc. (the "Parent"), which is wholly owned by Kenmar Group, Inc. ("KGI"). The Company's two sole directors are the sole and equal stockholders of KGI.

The Company is a member of the Financial Industry Regulatory Authority and an Independent Introducing Broker, registered with the Commodity Futures Trading Commission. The Company is in the business of offering and selling securities of commodity pools operated by affiliated companies. The Company does not carry customer accounts, hold funds or securities for, or owe money to, customers.

B. Method of Reporting

The Company's financial statements are presented in conformity with accounting principles generally accepted in the United States of America, which require the use of certain estimates made by the Company's management. Actual results could differ from those estimates.

C. Cash and Cash Equivalents

Cash and cash equivalents include all cash and money market account balances. The Company maintains its cash and cash equivalents with one financial institution. In the event of a financial institution's insolvency, the Company's recovery of cash and cash equivalent balances on deposit may be limited to account insurance or other protection afforded such deposits.

D. Revenue Recognition

The Company earns sales commissions, service fees, redemption fees and selling agent fees from affiliated commodity pools. Revenue is recognized as income when earned.

E. Income Taxes

The Company is currently a Qualified Subchapter S Subsidiary. Accordingly, no income tax expense was reflected in the Company's statement of operations as the tax is assessed to the stockholders of KGI.

Note 2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is also subject to the net capital provisions of regulation 1.17 under the Commodity Exchange Act which requires that the Company maintain minimum net capital of $45,000. At December 31, 2008, the Company had adjusted net capital of $875,400, which was in excess of its required net capital by $830,400. The Company's ratio of aggregate indebtedness to net capital was 0.25 to 1.

Note 3. SERVICE FEES, SALES COMMISSIONS, REDEMPTION FEES AND COMMISSION EXPENSE

The Company acts as the Selling Agent for World Monitor Trust III (the "Trust"). The Managing Owner of the Trust is Preferred Investment Solutions Corp. ("Preferred"), another subsidiary of the Parent. The Trust originally consisted of four separate and distinct series (the "Series") with each Series divided into two classes: Class I Units and Class II Units. The Class I and Class II Units are identical except for the applicable service fee charged to each Class. The Company receives service fees with respect to the Class I Units, monthly in arrears, equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding Class I Units as of the beginning of the month. The Company also receives redemption fees on a pro rata basis of up to 2% of the Net Asset Value of Class I Units redeemed prior to the first anniversary of their purchase. The Company is responsible for paying all commissions owing to the correspondent selling agents, who are entitled to receive from the Company an initial commission equal to 2% of the initial Net Asset Value of the outstanding units of each Class I Unit sold by them, payable on the date such Class I Units are purchased. Commencing with the 13th month after the purchase of a Class I Unit, correspondent selling agents receive an ongoing monthly commission equal to 1/12 of 2% (2% per annum) of the Net Asset Value of the outstanding units as of the beginning of each month. Service fees and redemption fees received by the Company under this arrangement amount to $1,891,394 and $9,548, respectively, for the year ended December 31, 2008.

The Company also receives from the Trust a monthly sales commission equal to 1/12 of 1% (1% annually) of the Net Asset Value of the outstanding units as of the beginning of each month. Sales commissions earned by the Company were $1,078,866 for the year ended December 31, 2008.

Note 4. RELATED PARTY TRANSACTIONS

The Company has selling agreements with affiliated commodity pools pursuant to which the Company earns selling agent fees. Selling agent fees received by the Company pursuant to such agreements amounted to $48,750 during the year ended December 31, 2008.

Effective July 1, 2006, the Company entered into a Services, Space Sharing and Expense Agreement ("Expense Agreement") with KGI. Under the terms of the Expense Agreement, KGI agrees to make available to the Company Support Services and Support Personnel (as defined in the agreement). KGI will pay the associated costs of the Support Personnel and any related Support Services costs including but not limited to salaries and employee benefits of the Support Personnel, rent and utilities related to the Company, travel and entertainment expenses and any other operating expense not directly related to the Company. The Company will pay all expenses related directly to its operations including but not limited to sales commissions to registered personnel, licensing, registration and examination fees, continuing education costs, audit fees, legal fees and any expense to an outside vendor with which the Company has contracted directly. Commissions paid to officers of the Company amounted to $240,964 for the year ended December 31, 2008.

See Note 3. with regards to service fees, sales commissions and redemption fees from related parties.

Note 5. GUARANTEES

Effective December 7, 2005, KGI entered into a master lease agreement to lease office furniture and computer equipment. The lease payments are guaranteed by the Company, the Parent, Preferred and Kenmar Investment Adviser LLC. The total guaranteed future minimum lease payments required by this capital lease are as follows:

Year ending December 31	
2009	$178,493
2010	178,493
2011	22,637
2012	8,472
	$388,095

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of any future obligation under these indemnifications to be remote.

KENMAR SECURITIES INC.

SUPPLEMENTARY INFORMATION

KENMAR SECURITIES INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2008

Total stockholder's equity	$920,529
Deduct items not allowable for net capital Non-allowable assets	(42,191)
Haircuts on securities	(2,938)
Net capital	$875,400
Minimum net capital required – 6 2/3% of aggregate indebtedness (Note 1, below)	$ 14,298
Minimum regulatory dollar net capital requirement	$ 45,000
Net capital shown above	$875,400
Minimum net capital requirement	45,000
Excess net capital	$830,400
Total aggregate indebtedness (total liabilities)	$214,484
Percentage of aggregate indebtedness to net capital	25%

Statement Pursuant to Paragraph (d) of Rule 17a-5:

The computation of net capital and required net capital stated above, agrees with the Kenmar Securities Inc. computation of net capital and required net capital from the December 31, 2008 Unaudited Financial and Operational Combined Uniform Single Report (FOCUS II A).

Note 1 – Computation of Aggregate Indebtedness

Total aggregate indebtedness at December 31, 2008 is as follows:

Total liabilities	$214,484
Less indebtedness adequately collateralized by securities	0
Aggregate indebtedness	$214,484

KENMAR SECURITIES INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
December 31, 2008

The Company does not file information in accordance with Rule 15c3-3 as it is a broker-dealer which carries no margin accounts, promptly transmits all customer funds received in connection with its activities, and does not hold funds or securities for, or owe money to, customers. Therefore, Kenmar Securities Inc. claims the k(2)(i) exemption in relation to Rule 15c3-3.

NFA

KENMAR SECURITIES, INC.
E.I.N. 13-3434713
NFA ID #: 0327366

NFA SUPPLEMENTAL SCHEDULE-IB

This schedule provides additional information and calculations which are required by NFA but are not provided for on the Form 1-FR. All IBs (including securities broker/dealers) must complete Sections A & B. Sections C - F need only be completed if they apply.
Attach additional sheets if the information does not fit in the spaces provided.

A) Capital requirements and restrictions

See notes below		1 Minimum Capital Requirement		2 Equity Withdrawal Restriction		3 Suspended Repayment Restriction	
A Minimum dollar amount			$45,000		$54,000		$54,000
B Calculation based on branch offices							
Number of branch offices =	1	x $6,000 =	$6,000	x $7,200 =	$7,200	x $7,200 =	$7,200
C Calculation based on associated persons							
Number of associated persons =	9	x $3,000 =	$27,000	x $3,600 =	$32,400	x $3,600 =	$32,400
D Securities broker/dealers per SEC 15c3-1			$5,000		N/A		N/A
Enter the greatest of A - D			$45,000		$54,000		$54,000
				+ Subordinated debt maturing in next 6 mos.	0	+ Subordinated debt maturing in next 6 mos.	0
				+ Expected capital withdrawals in next 6 mos.			
				Total	$54,000	Total	$54,000

1 This is the minimum capital requirement. It should be entered on line 15 on the Net Capital Computation of the 1-FR or the appropriate line on the FOCUS Report.

2 No capital may be withdrawn from the IB and no unsecured loans may be made if it would cause Adjusted Net Capital to fall below this amount.

3 Subordinated debt may not be repaid if it would cause Adjusted Net Capital to fall below this amount.

B) Equity Capital Ratio

Equity capital must be at least 30% of the required total shown here.

		Ownership equity	$920,529
Ownership equity	$920,529	+ Total subordinated debt	0
+ Qualifying subordinated debt	+ 0	- Excess net capital	830,400
= Equity Capital	= $920,529	= Required total	$90,129

Equity Capital / Required Total 1021.35%

(continued)

See accompanying notes to financial statements.

C) Current Receivables (Balance Sheet Line 7)

Receivables may only be classified as current to the extent that the market value of any collateral less applicable charge exceeds the amount of the receivable.

Receivable	Collateral				Non-current
Amount	Description	Market Value	Charge*	Net	Receivable
- NOT APPLICABLE -					

* - 5% if collateral is hedged but not registered as deliverable; 20% if unhedged.

D) Advances Paid on Cash Commodities (Net Capital Computation Line 5)

Any amounts paid prior to receiving a commodity which exceed 95% of the market value of the commodity must be shown as a charge against capital.

Advance	Collateral				Capital
Amount	Description	Market Value	Charge	Net	Charge
- NOT APPLICABLE -			95%		
			95%		
			95%		
			95%		

E) Inventory/Fixed Price Commitments/Forward Contracts (Net Capital Computation Line 5)

A charge must be taken against any inventory, fixed price commitments, or forward contracts as follows

0%-Inventory hedged and registered as deliverable

5%-Inventory hedged but not registered as deliverable

10%-Hedged fixed price commitments & forward contracts

20%-Unhedged inventory, fixed price commitments, and forward contracts

Description	Market Value	Charge %	Charge Amount
- NOT APPLICABLE -			

F) Proprietary Accounts (Net Capital Computation Line 9)

A charge must be taken for any trading done by an IB for its own account.

The charge is 150% of the exchange maintenance margin.

No deduction is allowed for equity in the account.

Account Number	Maintenance Margin	Charge %	Charge Amount
- NOT APPLICABLE -		150%	
		150%	
		150%	
		150%	
		150%	

Attach a listing of all open proprietary positions.

See accompanying notes to financial statements.

KENMAR SECURITIES INC.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

For the Year Ended December 31, 2008

ARTHUR BELL
Certified Public Accountants

201 International Circle, Suite 400
Hunt Valley, Maryland 21030 • USA
Tel: 410-771-0001 • Fax: 410-785-9784
www.arthurbellcpas.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Stockholder of
Kenmar Securities Inc.

In planning and performing our audit of the financial statements of Kenmar Securities Inc. (the Company), for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

As required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities, including procedures for safeguarding customer and firm assets, that we consider to be material weaknesses, as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., the CFTC, the National Futures Association, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered broker-dealers and introducing brokers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur F. Bell, Jr. & Associates, L.L.C.

Hunt Valley, Maryland
February 19, 2009

END